Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications and Market Surveillance

October 5, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 5, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Falcon's Beyond Global, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A common stock, par value $0.0001 per share
Series A preferred stock, par value $0.0001 per share
Warrants, each whole warrant exercisable for 0.580454 shares of Class A common stock and 0.5 shares of Series A preferred stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi